SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Ownership of Principal Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”) and KT treasury shares. The change is based on closing of the Company’s registry of shareholders as of November 24, 2008. The change is as follows:

Shareholder	Shares owned as of 12/31/2007	Shares owned as of 11/24/2008	Change in number of shares	Percent of outstanding shares (%)
National Pension Service	9,870,546	15,555,428	5,684,882	5.69

Shareholder	Shares owned as of 12/31/2007	Shares owned as of 3/28/2008	Change in number of shares	Percent of outstanding shares (%)
KT Corporation (treasury shares)	71,515,577	71,500,404	-15,173	26.14

Notice of Directors’ Shareholdings in KT Corporation due to resignation

As of November 5, 2008 Mr. Joong-Soo Nam has resigned from his position as President and CEO of KT Corporation(the “Company”). Due to the after mentioned event, the Company announces it will no longer disclose Mr. Nam’s shareholding position as per the requirement to do so no longer prevails under the Korean Securities Exchange Laws.

Director	Title	Type of shares	As of April 10, 2008	As of November 5, 2008	Amount of Change
Joong-Soo Nam	President and Chief Executive Officer	Common stock	33,290	0	-33,290

*	The number as of November 5, 2008 does not represent the actual position of Mr. Joong-Soo Nam

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	December 8, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director